Filed pursuant to Rule 424(b)(3)
Registration No. 333-261923
PROSPECTUS
Planet Labs PBC
Up to 124,503,721 Shares of Class A Common Stock
Up to 2,966,666 Warrants
Up to 12,833,315 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus relates to the registration of:
i.the resale of 96,859,596 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), by certain of the securityholders named in this prospectus (each a “Registered Holder” and, collectively, the “Registered Holders”), including 21,157,586 shares of Class A common stock issuable upon the transfer or conversion of up to 21,157,586 shares of Class B common stock, par value $0.0001 per share, issued or issuable in connection with the business combination (the “Business Combination”) between Planet Labs Inc. and dMY Technology Group, Inc. IV (“dMY IV”);
ii.the resale by certain Registered Holders of up to 1,363,014 shares of Class A common stock upon the settlement of restricted stock units;
iii.the issuance by us of up to 6,585,895 shares of Class A common stock upon the exercise of outstanding options;
iv.the resale of 3,821,666 shares of Class A common stock initially issued to dMY Sponsor IV, LLC (the “dMY Sponsor”) or issuable upon exercise of warrants held by dMY Sponsor originally issued in a private placement in connection with the initial public offering of dMY IV (the “Private Placement Warrants”);
v.the resale by certain Registered Holders of 12,907,218 shares of Class A common stock issued and sold to certain subscribers of our Class A common stock (the “PIPE Investment”);
vi.the issuance by us of up to 12,833,315 shares of Class A common stock upon the exercise of outstanding warrants to purchase our Class A common stock (the “Warrants”);
vii.the resale by certain Registered Holders of 1,900,739 shares of Class A common stock issued as partial consideration for an acquisition consummated in December 2021; and
viii.the resale by certain Registered Holders of 1,065,593 shares of Class A common stock issuable upon exercise of an outstanding warrant assumed from Planet Labs Inc.
This prospectus also relates to the registration of the resale by the holders thereof of up to 2,966,666 of our outstanding Warrants originally issued in a private placement in connection with the initial public offering of dMY IV. We will receive the proceeds from any exercise of any Warrants or options for cash.
We are registering the securities for resale pursuant to the Registered Holders’ registration rights under certain agreements between us and the Registered Holders. Our registration of the securities covered by this prospectus does not mean that the Registered Holders will offer or sell any of the shares of Class A common stock or Warrants. The Registered Holders may offer, sell or distribute all or a portion of their shares of Class A common stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Registered Holders may sell the shares of Class A common stock or Warrants in the section titled “Plan of Distribution.” Additionally, as of the date of this prospectus, certain shares of our Class A common stock held by the dMY Sponsor as of the date of this prospectus and shares received as a result of the Business Combination by certain of our directors and officers remain subject to lock-up agreements.
Our Class A common stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “PL” and “PL WS,” respectively. On June 9, 2023, the closing price of our Class A common stock was $3.41 and the closing price for our Warrants was $0.60.
We will bear all costs, expenses and fees in connection with the registration of the shares of Class A common stock and Warrants registered hereby. The Registered Holders will bear all commissions and discounts, if any, attributable to their sales of such shares of Class A common stock or Warrants.

Our business and investment in our Class A common stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 5 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2023.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. We will not receive any proceeds from the sale by the Registered Holders of the securities offered by them described in this prospectus. This prospectus also relates to the issuance by us of the shares of Class A common stock issuable upon the exercise of the Warrants and options to purchase Class A common stock or upon the conversion of outstanding Class B common stock. We will not receive any proceeds from the sale of shares of Class A common stock underlying the Warrants, such options or the Class B common stock pursuant to this prospectus, except with respect to amounts received by us upon the exercise of the Warrants or such options for cash.
We may file a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. To the extent permitted by law, we may also authorize one or more free writing prospectuses that may contain material information relating to these offerings. The prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read this prospectus, any applicable free writing prospectuses, and any applicable prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”
Neither we nor the Registered Holders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the Registered Holders take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. We and the Registered Holders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any free writing prospectuses and any applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. We believe this information is reliable as of the applicable date of its publication, however, we have not independently verified the accuracy or completeness of the information included in or assumptions relied on in these third-party publications. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any applicable free writing prospectus and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.
We own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our business. In addition, our name, logos and website name and address are our trademarks or service marks. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this prospectus are listed without the applicable ®, ™ and SM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
Available Information
We file reports, proxy statements and other information with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC.
Our web site address is www.planet.com. The information on our web site, however, is not, and should not be deemed to be, a part of, or incorporated by reference into, this prospectus.
This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided above. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.
Incorporation by Reference
The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.
This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:
•Our Annual Report on Form 10-K for the year ended January 31, 2023, filed with the SEC on March 30, 2023.
•The information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended January 31, 2023 from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 30, 2023.
•Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2023, filed with the SEC on June 9, 2023.
•Our Current Reports on Form 8-K filed with the SEC on April 17, 2023 and April 25, 2023.
•The description of our shares of Class A Common Stock contained in Exhibit 4.2 to our Annual Report for the year ended January 31, 2023, filed with the SEC on March 30, 2023, as well as any additional amendments or reports filed for the purpose of updating such description.
All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
Planet Labs PBC
645 Harrison Street, Floor 4, San Francisco, California, 94107
(415) 829-3313
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

THE COMPANY
Overview
Planet’s mission is to use space to help life on Earth, by imaging the whole world every day and making global change visible, accessible, and actionable.
What: We image the Earth every day at medium- and high-resolution. We collect this powerful data set from the hundreds of satellites we have in orbit, making our fleet the largest fleet of Earth observation satellites in history, which we design, build, and operate. We have over 2,400 images on average for every point on Earth’s landmass, creating a non-replicable historical archive for analytics, machine learning, and insights.
Why: Our satellite data and analytics reveal actionable insights regarding a large array of important phenomena, such as deforestation, agriculture, climate change, biodiversity, and supply chains worldwide. Our daily stream of proprietary data and machine learning analytics, delivered over our cloud-native platform, helps companies, governments and civil society use satellite imagery to discover insights as change happens.
Who: We currently serve over 880 customers across large commercial and government verticals, including agriculture, mapping, forestry, finance and insurance, as well as federal, state, and local government bodies. Our products serve a variety of diverse customer needs. For example, our products help farmers make decisions that result in significant increases in their harvests, while using fewer resources, by timely alerting them to changes happening within their fields. Governments use our data to provide transparency and to promote peace and security addressing issues from national security to food security. Mapping companies use our data to keep online maps up to date. Also, journalists and human rights organizations use our data to uncover and report the truth about events in hard-to-reach places.
How: Our customers can embed our Earth data and change detection products into their workflows to better inform their real time decision-making processes. Our historical archive of global, daily imagery data enables back-testing of predictive analytics, which is particularly relevant for time-series forecasting, an important area in machine learning.
Public Benefit: Our business model is aligned with our mission and public benefit purpose: to accelerate humanity toward a more sustainable, secure and prosperous world by illuminating environmental and social change. We are dedicated to the continuous pursuit of creating an unbiased, scientifically accurate, and trusted source of data about the changing planet.
Background
We were incorporated under the laws of the state of Delaware on December 15, 2020 under the name dMY Technology Group, Inc. IV. Upon the closing of the Business Combination, we changed our name to Planet Labs PBC. Our Class A common stock and Warrants are listed on NYSE under the symbols “PL” and “PL WS,” respectively. Our principal executive offices are located at 645 Harrison Street, Floor 4, San Francisco, California 94107, and our telephone number is (415) 829-3313. Our website address is www.planet.com. The information contained in, or accessible through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

RISK FACTORS
Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. You should carefully consider the risk factors incorporated by reference to our most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement and any applicable free writing prospectus before acquiring any of such securities. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. Please also carefully read the section entitled “Forward-Looking Statements” included in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of Class A common stock or Warrants by the Registered Holders.
The Registered Holders will pay all incremental selling expenses relating to the sale of their shares of Class A common stock and Warrants, including underwriters’ or agents’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Registered Holders, except that we will pay the reasonable fees and expenses of one legal counsel for the Registered Holders, in the event of an underwritten offering of their securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, printing and delivery fees, NYSE listing fees and fees and expenses of our counsel and our accountants.
We will receive the proceeds from any exercise of Warrants or options for cash. We intend to use the proceeds from any exercise of Warrants or options for cash for general corporate and working capital purposes.

REGISTERED HOLDERS
Subject to lock-up lock up agreements entered into by certain of the Registered Holders in connection with the Business Combination, the Registered Holders listed in the table below may from time to time offer and sell any or all of the shares of Class A common stock and Warrants set forth below pursuant to this prospectus. When we refer to the “Registered Holders” in this prospectus, we refer to the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other permitted transferees that hold any of the Registered Holders’ interest in the shares of Class A common stock and Warrants after the date of this prospectus.
The following table sets forth certain information provided by or on behalf of the Registered Holders concerning the Class A common stock and Warrants that may be offered from time to time by each Registered Holder pursuant to this prospectus. The Registered Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. Moreover, the securities identified below include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the Registered Holders. Any changed or new information given to us by the Registered Holders, including regarding the identity of, and the securities held by, each Registered Holder, will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary. A Registered Holder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

Other than as described below or elsewhere in this prospectus, none of the Registered Holders has any material relationship with us or any of our predecessors or affiliates.

	Securities Beneficially Owned Prior to the Effectiveness of the Registration Statement of Which This Prospectus Forms a Part		Securities Being Registered
Names and Addresses	Shares of Class A Common Stock	Warrants	Shares of Class A Common Stock	Warrants
Cypress Point Capital Management LLC(1)	200,000	—	200,000	—
CPP Investment Board PMI-3 Inc.(2)	5,000,000	—	5,000,000	—
QIA TMT Holdings LLC(3)	800,000	—	800,000	—
BlackRock, Inc.(4)	438,065	—	438,065	—
Triangle Peak Partners III, LP(5)	1,145,000	—	500,000	—
Salix Investments LLC(6)	600,000	—	600,000	—
Normandy Ventures III LP(7)	1,000,000	—	1,000,000	—
Bunge Ventures Limited(8)	1,446,865	—	300,000	—
Marc R. Benioff(9)	3,043,411	—	1,389,026	—
Spring Creek Capital, LLC(10)	480,127	—	480,127	—
Edward Norton & Shauna Robertson	200,000	—	200,000	—
Darla Anderson(11)	25,000		25,000	—
Francesca Luthi(12)	25,000		25,000	—
Charles E. Wert(13)	100,000	—	25,000	—
Google LLC(14)	35,248,894	—	35,248,894	—
William Marshall(15)	16,730,776	—	16,730,776	—
Robert Schingler(16)	13,209,737	—	13,209,737	—
Entities affiliated with Draper Fisher Jurvetson(17)	26,066,545	—	26,066,545	—
dMY Sponsor IV, LLC(18)	3,821,666	2,966,666	3,821,666	2,966,666
SNP Investment Company(19)	8,276,955	—	1,072,836	—
Ashley Johnson(20)	2,373,619	—	2,373,619	—
Kevin Weil(21)	3,227,350	—	3,227,350	—
Carl Bass(22)	801,066	—	801,066	—
Ita Brennan(23)	17,008	—	17,008	—
Niccolo de Masi(24)	36,765	—	36,765	—
Transmissivity B.V.	543,391	—	543,391	—
Fast Forward B.V.	413,036	—	413,036	—
Low Pressure B.V.	45,085	—	45,085	—
Triple Blackbird Holding B.V.	623,401	—	623,401	—
Cooperatieve Social Impact Ventures NL Fund I U.A.	275,826	—	275,826	—
__________________
(1)The principal business address of Cypress Point Capital Management LLC is 100 Shoreline Highway, Suite B375, Mill Valley, California 94941.
(2)The principal business address of CPP Investment Board PMI-3 Inc. is 1 Queen Street East, Suite 2500 Toronto, Ontario M5C 2W5 Canada.
(3)The principal business address of QIA TMT Holdings LLC is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.
(4)The registered holder of the referenced shares to be registered is BlackRock Science and Technology Trust. BlackRock, Inc. is the ultimate parent holding company of such subsidiary. On behalf of such subsidiary, the applicable portfolio managers, as managing directors (or in other capacities) of such entity, and/or the applicable investment committee members of such account, have voting and investment power over the shares held by the account which is the registered holder of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such account. The address of such account, such subsidiary and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.
(5)The principal business address of Triangle Peak Partners III, LP is 505 Hamilton Ave., Suite 300, Palo Alto, California 94301. TPP III GP, LLC is the General Partner of Triangle Peak Partners III, LP.
(6)The principal business address of Salix Investments LLC is PO Box 5027, Larkspur, California 94977. Salix Investments LLC disclaimed beneficial ownership of the shares listed above. The beneficial owner of the shares if Samuel R. Walton, a Member and Owner of Salix Investments LLC.
(7)The principal business address of Normandy Ventures III LP is Withers Bergman LLP, 157 Church Street, 12th Floor, New Haven, Connecticut 06510. NextWorld LLC is the General Partner of Normandy Ventures III LP.
(8)The principal business address of Bunge Ventures Limited is 1391 Timberlake Manor Parkway, Chesterfield, Missouri 63017.
(9)Includes 1,664,759 shares held by The Marc R. Benioff Revocable Trust U/A/D 12/3/2004, of which 1,389,026 shares are being registered pursuant to this prospectus, and 1,378,652 shares held by Marc R. Benioff. The principal business address of The Marc R. Benioff Revocable Trust U/A/D 12/3/2004 and Marc R. Benioff is P.O. Box 649, Orinda, California, 94563. Marc R. Benioff is the trustee of The Marc R. Benioff Revocable Trust U/A/D 12/3/2004.
(10)The principal business address of Spring Creek Capital, LLC is 4111 E. 27th Street North, Wichita, Kansas 67220.
(11)Darla Anderson was a director of dMY IV prior to the Business Combination. These securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.”
(12)Francesca Luthi was a director of dMY IV prior to the Business Combination. These securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.”
(13)Charles E. Wert was a director of dMY IV prior to the Business Combination. These securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.”
(14)Google LLC is a principal shareholder of the Company. A portion of these securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.” Affiliates of Google LLC and the Company are party to various commercial arrangements as described under “Certain Relationships and Related Party Transactions-Planet-Agreements with Google.” Each of Google LLC, XXVI Holdings Inc. (the managing member of Google LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may be deemed to have sole power to vote or sole power to dispose of the securities owned directly by Google LLC. The address for Google LLC, XXVI Holdings Inc. and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, California 94043. Affiliates of Google LLC and the Company are party to various commercial arrangements as described under “Certain Relationships and Related Party Transactions-Planet-Agreements with Google.”
(15)William Marshall was previously the Chief Executive Officer and a director of Former Planet, as is currently the Chief Executive Officer and Chairperson of the Company. These securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.”
(16)Consists of shares of Class B common stock held by the Ulysses Trust 02021.1, dated February 26, 2021, of which Robert Schingler, Jr. is a Trustee, and Class A common stock issuable upon the exercise of options held by Robert Schingler, Jr. Robert Schingler, Jr. was previously the Chief Strategy Officer and a director of Former Planet, as is currently our Chief Strategy Officer and a director of the Company. These securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.”
(17)Consists of (i) 1,044,055 shares held by Draper Associates Riskmasters Fund II, LLC, (ii) 845,760 shares held by Draper Associates Riskmaster Fund III, LLC, (iii) 23,459,926 shares held by Draper Fisher Jurvetson Fund X, L.P., and (iv) 716,804 shares held by Draper Fisher Jurvetson Fund X, LLC. These securities are being registered for resale in accordance with the terms of the Registration Rights Agreement, as described under “Certain Relationships and Related Party Transactions-Planet-Registration Rights Agreement.”
(18)Harry L. You is the manager of dMY Sponsor IV, LLC. Mr. You has voting and investment discretion with respect to the common stock held of record by dMY Sponsor IV, LLC and was a director of dMY IV prior to the Business Combination.
(19)Includes 1,072,836 shares of Class A common stock issuable pursuant to a warrant held by SNP Investment Company being registered pursuant to this prospectus, and 7,204,119 shares of Class A common stock issuable pursuant to certain convertible notes held by SNP Investment Company. The registered address for SNP Investment Company is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1 - 9005, Cayman Islands.
(20)Ashley Johnson was the Chief Financial and Operating Officer of Former Planet, and is currently the Chief Financial and Operating Officer of the Company.
(21)Includes shares of Class A common stock that are held by a family trust, of which Kevin Weil is a trustee. Kevin Weil was the President, Product & Business of Former Planet, and is currently the President, Product & Business of the Company.
(22)Carl Bass was previously a director of Former Planet, and is currently a director of the Company.
(23)Ita Brennan was previously a director of Former Planet, and is currently a director of the Company.
(24)Niccolo de Masi was a director of dMY IV prior to the Business Combination, and is currently a director of the Company. Consists of shares held by Isalea Investments LP, of which Niccolo de Masi is the managing member.

DESCRIPTION OF SECURITIES
Authorized Capital Stock
Our restated certificate of incorporation (our “Charter”) authorizes the issuance of 631,500,000 shares, of which 570,000,000 shares are shares of Class A common stock, par value $0.0001 per share, 30,000,000 shares are shares of Class B common stock, par value $0.0001 per share, 30,000,000 shares are shares of Class C common stock, par value $0.0001 per share and, and 1,500,000 shares are shares of preferred stock, par value $0.0001 per share.
Registered Securities
As of January 31, 2023, we registered the following securities (“Registered Securities”) pursuant to Section 12 of the Exchange Act:
•Class A common stock, $0.0001 par value per share (“Class A common stock”); and
•Warrants to purchase Class A common stock, at an exercise price of $11.50 per share (“warrants”).
The following summary of the material terms of the Registered Securities does not purport to be a complete summary of the rights and preferences of such securities and is subject to and qualified by reference to the full text of our Charter, our bylaws (the “Bylaws”), and the Warrant Agreement, dated as of March 4, 2021, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), copies of which have been filed with the SEC. We urge you to read the applicable provisions of Delaware law, our Charter and our Bylaws in their entirety for a complete description of the rights and preferences of our securities.
Transfer Agent, Warrant Agent and Registrar
The transfer agent and registrar for our Class A common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.
Listing of Registered Securities
Our Class A common stock and warrants are listed on the NYSE under the symbols “PL” and “PL WS,” respectively.
Class A Common Stock
Voting Rights
Holders of Class A common stock are entitled to cast one vote per shares of Class A common stock. Generally, holders of all classes of common stock vote together as a single class, and an action is approved by Planet stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of our common stock are not entitled to cumulate their votes in the election of directors.
Dividend Rights
Holders of Class A common stock will share ratably (based on the number of shares of common stock outstanding) if and when any dividend is declared by our board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the common stock with respect to the payment of dividends.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of our company, each holder of Class A common stock will be entitled, pro rata on a per share basis, to all of our assets of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of Planet then outstanding.
Other Matters
Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights.
Class B Common Stock
Voting Rights
The shares of Class B common stock have the same economic terms as the shares of Class A common stock including with respect to dividends and in the event of our liquidation, dissolution or winding up, but the shares of Class B common stock have 20 votes per share.
Conversion to Class A Common Stock
Shares of Class B common stock will convert to our Class A common stock on a one-for-one basis on the earlier of the date that such shares are not held by a Qualified Stockholder, the Sunset Date, and the date of the death or mental incapacity of such Planet Founder. A “Qualified Stockholder” refers to (a) William Marshall and Robert Schingler, Jr. (each, a “Planet Founder”); (b) any other registered holder of a share of Class B common stock immediately following the filing of the Charter that would be a transferee of shares of Class B common stock received in certain transfers permitted by the terms of the Charter; (c) a trust, individual retirement account or foundation of a Planet Founder as long as the Planet Founder retains voting and dispositive power over the relevant shares of Class B common stock; or (d) a permitted transferee of Class B common stock (in accordance with the terms of the Charter). The “Sunset Date” refers to the earlier of (a) the 10-year anniversary of the closing of the Business Combination or (b) solely with respect to such Planet Founder, the date that is six months after such Planet Founder is no longer providing services to us as a director, executive officer, member of the senior leadership team or other full-time employee with an on-going substantial role with us (or, immediately at such time as such Planet Founder is no longer providing any services to us as a director, executive officer, member of the senior leadership team or other full time employee with an on-going substantial role with us as a result of a termination for cause).
Class C Common Stock
The shares of Class C common stock have substantially the same rights as Class A common stock including with respect to dividends and in the event of our liquidation, dissolution or winding up, except they do not have any voting rights.
Preferred Stock
Our board of directors is authorized to issue shares of preferred stock from time to time in one or more series, each such series to have such terms as stated or expressed in the resolution or resolutions providing for the creation and issuance of such series.
Anti-Takeover Provisions
Certain provisions of our Charter, Bylaws, and laws of the State of Delaware, where we are incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our Class A common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure our company and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Shares
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which apply so long as our Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
Multiple Classes of Common Stock
Our Charter provides for a multi-class common stock structure which provides the Planet Founders with the ability to control the outcome of matters requiring stockholder approval, even though they own significantly less than a majority of the shares of outstanding common stock, including in the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.
Limitations on Stockholder Action by Written Consent
Our Charter provides that, subject to the terms of any series of preferred stock, any actions required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be affected by written consent in lieu of a meeting.
Amendment of our Charter and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our Charter provides that it may be amended by us in the manners provided therein or prescribed by statute. Our Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of our Charter providing for the capital stock, amendment of the Charter, amendment of the bylaws, board of directors, election of directors, limitation of director liability, indemnification and special meetings of the stockholders.
If any shares of our Class B common stock are outstanding, we will not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of our Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of our Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of Class B common stock or other rights, powers, preferences, or privileges of the shares of Class B common stock, (2) to provide for each share of Class A common stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of our Class A common stock other than as provided in our Charter or required by the DGCL, or (3) to otherwise adversely impact or affect the rights, powers, preferences, or privileges of the shares of our Class B common stock.
If any shares of our Class A common stock shares are outstanding, we will not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of our Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or our Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of our Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of our Class A common stock or other rights, powers, preferences, or privileges of the shares of our Class A common stock or (2) to provide for each share of our Class B common stock to have more than 20 votes per share or any rights to a separate class vote of the holders of shares of our Class B common stock other than as provided in our Charter or required by the DGCL.
Our Charter also provides that our board of directors shall have the power to adopt, amend, alter, or repeal our Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or our Charter. Our stockholders are prohibited from adopting, amending, altering, or repealing our Bylaws, or to adopt any provision inconsistent with our Bylaws, unless such action is approved, in addition to any other vote required by our Charter, by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all the then-outstanding shares of our voting stock with the power to vote generally in an election of directors, voting together as a single class.
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
1)prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
2)upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
3)at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Since we have not opted out of Section 203 of the DGCL, it will apply to us. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the Charter specifically authorizes cumulative voting. Our Charter does not authorize cumulative voting.
Classified Board of Directors; Election and Removal of Directors
Our Charter provides that our board of directors is to be divided into three classes, with each class serving three-year staggered terms, with one class being elected each year by our stockholders at our annual meeting. Our Charter provides for the removal of any of our directors only for cause and requires the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote at an election of directors.

Exclusive Forum
Our Charter provides that, to the fullest extent permitted by law, unless we otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Planet, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our Charter or our Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of our Charter or our Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, our Charter provides that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe these provisions would benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, these provisions may have the effect of discouraging lawsuits against our directors and officers.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to our best interests or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
Our Bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in our Charter and our Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
Corporate Opportunities
Our Charter provide for the renouncement by us of any interest or expectancy of us in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any of our directors who is not our employee or officer or an employee or officers of any of our subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director expressly and solely in that director’s capacity as our director.

Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Public Benefit Corporation Status
We are incorporated as a public benefit corporation. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. They are also required to publicly disclose at least biennially a report that assesses their public benefit performance, and may elect in their certificate of incorporation to measure that performance against an objective third-party standard.
We do not believe that an investment in the stock of a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. We believe that ongoing efforts to achieve our public benefit goals will not materially affect the financial interests of our stockholders. Holders of our common stock have voting, dividend, and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.
Our public benefit, as provided in our Charter, is to accelerate humanity toward a more sustainable, secure and prosperous world by illuminating environmental and social change.
We must have approval of two-thirds of the voting power of all then-outstanding shares of our capital stock in order to merge or consolidate with an entity that is not a public benefit corporation or similar entity and the certificate of incorporation (or similar governing document) of which does not contain identical provisions to our Charter in identifying the public benefit or public benefits.
Warrants
The warrants registered pursuant to Section 12 of the Exchange Act entitle the holder to acquire Class A common stock. Each whole warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, provided that we have an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire on December 7, 2026, the fifth anniversary of the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We are not obligated to deliver any Class A common stock pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.
We are required to use our best efforts to maintain the effectiveness of a registration statement relating to the registration of the Class A common stock issuable upon exercise of the warrants, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. During any period when we will have failed to maintain such an effective registration statement, warrant holders may exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of Warrants when the price per share of Class A common stock equals or exceeds $18.00
We may call the warrants for redemption for cash:
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and
•if, and only if, the closing price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “ —Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.
We will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Anti-dilution Adjustments”) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00
We may redeem the outstanding warrants:
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, subject to certain exceptions described above, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth below based on the redemption date and the “fair market value” (as defined below) of our Class A common stock; and
•if, and only if, the closing price of our Class A common stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Anti-dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send notice of redemption to the warrant holders.
Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Class A common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “—Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of Class A Common Stock
Redemption Date (period to expiration of warrants)	≤ 10.00	$11.000	$12.000	$13.000	$14.000	$15.000	$16.000	$17.000	≥ 18.00
60 months	$0.261	$0.281	$0.297	$0.311	$0.324	$0.337	$0.348	$0.358	$0.361
57 months	$0.257	$0.277	$0.294	$0.310	$0.324	$0.337	$0.348	$0.358	$0.361
54 months	$0.252	$0.272	$0.291	$0.307	$0.322	$0.335	$0.347	$0.357	$0.361
51 months	$0.246	$0.268	$0.287	$0.304	$0.320	$0.333	$0.346	$0.357	$0.361
48 months	$0.241	$0.263	$0.283	$0.301	$0.317	$0.332	$0.344	$0.356	$0.361
45 months	$0.235	$0.258	$0.279	$0.298	$0.315	$0.330	$0.343	$0.356	$0.361
42 months	$0.228	$0.252	$0.274	$0.294	$0.312	$0.328	$0.342	$0.355	$0.361
39 months	$0.221	$0.246	$0.269	$0.290	$0.309	$0.325	$0.340	$0.354	$0.361
36 months	$0.213	$0.239	$0.263	$0.285	$0.305	$0.323	$0.339	$0.353	$0.361
33 months	$0.205	$0.232	$0.257	$0.280	$0.301	$0.320	$0.337	$0.352	$0.361
30 months	$0.196	$0.224	$0.250	$0.274	$0.297	$0.316	$0.335	$0.351	$0.361
27 months	$0.185	$0.214	$0.242	$0.268	$0.291	$0.313	$0.332	$0.350	$0.361
24 months	$0.173	$0.204	$0.233	$0.260	$0.285	$0.308	$0.329	$0.348	$0.361
21 months	$0.161	$0.193	$0.223	$0.252	$0.279	$0.304	$0.326	$0.347	$0.361
18 months	$0.146	$0.179	$0.211	$0.242	$0.271	$0.298	$0.322	$0.345	$0.361
15 months	$0.130	$0.164	$0.197	$0.230	$0.262	$0.291	$0.317	$0.342	$0.361
12 months	$0.111	$0.146	$0.181	$0.216	$0.250	$0.282	$0.312	$0.339	$0.361
9 months	$0.090	$0.125	$0.162	$0.199	$0.237	$0.272	$0.305	$0.336	$0.361
6 months	$0.065	$0.099	$0.137	$0.178	$0.219	$0.259	$0.296	$0.331	$0.361
3 months	$0.034	$0.065	$0.104	$0.150	$0.197	$0.243	$0.286	$0.326	$0.361
0 months	$—	$—	$0.042	$0.115	$0.179	$0.233	$0.281	$0.323	$0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Class A common stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of our Class A common stock.
This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for our Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the

Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of Class A common stock is below the exercise price of the warrants. This redemption feature provides us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. If we choose to redeem the warrants when the Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for Class A common stock if and when our Class A common stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.
Redemption Procedures
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of our Class A common stock outstanding immediately after giving effect to such exercise. In the event we determine to redeem the warrants, holders of our redeemable warrants would be notified of such redemption as described in the Warrant Agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described on the Redemption Date, notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Company’s posting of the redemption notice to DTC.
Anti-Dilution Adjustments
If the number of outstanding shares of Class A common stock is increased by a capitalization or share dividend payable in Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase Class A common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A common stock on account of such Class A common stock (or other securities into which the warrants are convertible), other than

(a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Class A common stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.
If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.
Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

PLAN OF DISTRIBUTION
The Registered Holders will pay all incremental selling expenses relating to the sale of their shares of Class A common stock and Warrants, including underwriters’ or agents’ commissions and discounts, brokerage fees, underwriter marketing costs and all reasonable fees and expenses of any legal counsel representing the Registered Holders, except that we will pay the reasonable fees and expenses of one legal counsel for the Registered Holders, in the event of an underwritten offering of their shares of Class A common stock or Warrants. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Class A common stock and Warrants covered by this prospectus, including, without limitation, all registration and filing fees, printing and delivery fees, NYSE listing fees and fees and expenses of our counsel and our accountants.
The shares of Class A common stock and Warrants beneficially owned by the Registered Holders covered by this prospectus may be offered and sold from time to time by the Registered Holders. The term “Registered Holders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Registered Holder as a gift, pledge, partnership distribution or other transfer. The Registered Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. The Registered Holders may sell their shares of Class A common stock and Warrants by one or more of, or a combination of, the following methods:
•purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•an over-the-counter distribution in accordance with the rules of NYSE;
•to or through underwriters or broker-dealers;
•settlement of short sales entered into after the date of this prospectus;
•in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;
•through loans or pledges of the shares, including to a broker-dealer or an affiliate thereof;
•in privately negotiated transactions;
•in options transactions;
•through a combination of any of the above methods of sale; or
•any other method permitted pursuant to applicable law.
In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
A Registered Holder that is an entity may elect to make an in-kind distribution of Class A common stock to its members, partners, stockholders or other equityholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus. To the extent that such members, partners, stockholders or other equityholders are not affiliates of ours, such members, partners, stockholders or other equityholders would thereby receive freely tradable shares of Class A common stock pursuant to a distribution pursuant to the registration statement of which this prospectus forms a part.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Registered Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Class A common stock in the course of hedging the positions they assume with Registered Holders. The Registered Holders may also sell shares of Class A common stock short and redeliver the shares to close out such short positions. The Registered Holders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Registered Holders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Registered Holder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Registered Holder or borrowed from any Registered Holder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Registered Holder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Registered Holder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Registered Holders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Registered Holders in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, the Registered Holders and any broker-dealers who execute sales for the Registered Holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Registered Holders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Registered Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Registered Holders and their affiliates. In addition, we will make copies of this prospectus available to the Registered Holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Registered Holders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

A holder of Warrants may exercise its Warrants in accordance with the Warrant Agreement on or before the expiration date by surrendering, at the office of the Warrant agent, Continental Stock Transfer & Trust Company, the certificate evidencing such Warrant, an election to purchase, properly completed and duly executed, accompanied by full payment of the exercise price and any and all applicable taxes due in connection with the exercise of the Warrant, subject to any applicable provisions relating to cashless exercises in accordance with the Warrant Agreement.
Under the Registration Rights Agreement, we have agreed to indemnify the Registered Holders party thereto against certain liabilities that they may incur in connection with the sale of the securities registered hereunder, including liabilities under the Securities Act, and to contribute to payments that the Registered Holders may be required to make with respect thereto. In addition, we and the Registered Holders have agreed to indemnify any underwriter against certain liabilities related to the selling of the securities, including liabilities arising under the Securities Act.
We have agreed to use our commercially reasonable efforts to maintain the effectiveness of this registration statement related to the until (i), regarding the shares of common stock issued pursuant to the PIPE Investment, the earliest of (x) the third anniversary of the December 7, 2021, (y) the date on which the holder ceases to hold any shares and (z) on the first date on which the holder is able to sell all of its shares without restriction under Rule 144 of the Securities Act within ninety (90) days without limitation as to the amount of such securities that may be sold, and (ii), regarding the shares being registered for resale in accordance with the terms of the Registration Rights Agreement, the expiration or redemption of the Warrants in accordance with the provisions of the Registration Rights Agreement. We have agreed to pay all expenses in connection with this offering, other than underwriting commissions and discounts, brokerage fees, underwriter marketing costs, and certain legal expenses. The Registered Holders will pay any underwriting commissions and discounts, brokerage fees, underwriter marketing costs, and certain legal expenses relating to the offering.

LEGAL MATTERS
The validity of the shares of Class A common stock and Warrants offered hereby has been passed upon for us by Latham & Watkins LLP.
EXPERTS
The consolidated financial statements of Planet Labs PBC appearing in Planet Labs PBC’s Annual Report (Form 10-K) for the year ended January 31, 2023, and the effectiveness of Planet Labs PBC’s internal control over financial reporting as of January 31, 2023 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.